Schedule 13D	Page 1 of 8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CARESCIENCE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

141726109

(CUSIP Number)
Linda K. Wackwitz, Esq.
Executive Vice President
and General Counsel
QUOVADX, INC.
6400 S. Fiddler’s Green Circle,
Suite 1000
Englewood, Colorado 80111
(303) 488-2019

With copies to:

Arthur F. Schneiderman, Esq.
Steve L. Camahort, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D	Page 2 of 8

CUSIP No. 141726109

1.	Name of Reporting Person. I.R.S. Identification No. of above person.

Quovadx, Inc.	I.R.S Identification No.: 85-0373486

	2.	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐

Not applicable

	3.	SEC Use Only

	4.	Source of Funds 00

	5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

	6.	Citizenship or Place of Organization State of Delaware

Number of		7. Sole Voting Power N/A
Shares
Beneficially		8. Shared Voting Power 2,479,605 (See (i) below)
Owned by
Each		9. Sole Dispositive Power N/A
Reporting
Person With		10. Shared Dispositive Power N/A

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,479,605 (See (ii) below)

	12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

	13.	Percent of Class Represented by Amount in Row (11) Approximately 18.64% percent (See (ii) below)

	14.	Type of Reporting Person
CO

Schedule 13D	Page 3 of 8

CUSIP No. 141726109

	1.	Name of Reporting Person. I.R.S. Identification No. of above person.

Carlton Acquisition Corp.

	2.	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐

Not applicable

	3.	SEC Use Only

	4.	Source of Funds 00

	5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

	6.	Citizenship or Place of Organization State of Delaware

Number of		7. Sole Voting Power N/A
Shares
Beneficially		8. Shared Voting Power 2,479,605 (See (i) below)
Owned by
Each		9. Sole Dispositive Power N/A
Reporting
Person With		10. Shared Dispositive Power N/A

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,479,605 (See (i) below)

	12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

	13.	Percent of Class Represented by Amount in Row (11) Approximately 18.64% percent (See (ii) below)

	14.	Type of Reporting Person
CO

Schedule 13D	Page 4 of 8

(i)	2,479,605 shares of CareScience Common Stock are subject to a Tender and Voting Agreement between Quovadx and certain shareholders of CareScience, as described in Items 3 through 5 below, of which 10,000 shares are issuable upon the exercise of outstanding options which are either vested or will vest within 60 days of August 13, 2003.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Quovdax, Inc. or Carlton Acquisition Corp. that it is the beneficial owner of any of the shares of CareScience Common Stock, referred to herein for purposes of Section 13 (d) of the Securities Exchange Act of 1934, as amended (the “ Exchange Act ”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(ii)	Based upon 13,291,461 shares of CareScience Common Stock outstanding as of August 13, 2003 and the issuance of 10,000 shares of CareScience Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of August 13, 2003.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, no par value, of CareScience, Inc., a Pennsylvania corporation (“CareScience” or “Issuer”). The principal executive offices of CareScience are located at 3600 Market Street, Philadelphia, Pennsylvania, 19104.

Item 2. Identity and Background

(a)  This statement if filed on behalf of Quovadx, Inc., a Delaware corporation (“Quovadx”) and Carlton Acquisition Corp., a Pennsylvania corporation and wholly owned subsidiary of Quovadx (“Acquisition,” and together with Quovadx, the “Reporting Persons”).

(b)  Quovadx is a global software company that provides solutions to help companies access, integrate and share data both internally and with external trading partners.

The address of the principal business and principal office of each of the Reporting Persons is Quovadx, Inc., is 6400 S. Fiddler’s Green Circle, Suite 1000, Englewood, Colorado, 80111.

(c)  The name, residence or business address, present principal occupation or employment of each of the executive officers and directors of the Reporting Persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A hereto.

(d)  and (e) During the last five years, the Reporting Persons, and to the best knowledge of the Reporting Persons, their executive officers and directors named on Schedule A hereto (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Quovadx is a corporation organized under the laws of the State of Delaware. Acquisition is a corporation organized under the laws of the Commonwealth of Pennsylvania. All of the executive officers and directors of the Reporting Persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to an Agreement and Plan of Merger, dated as of August 13, 2003, a copy of which is attached hereto as Exhibit 1 (the “Merger Agreement”), by and among Quovadx, Acquisition and the Issuer, and subject to the conditions set forth therein, Acquisition will commence an offer (the “Offer”) to exchange for each outstanding share of CareScience for (i) cash in the amount of $1.40 and (ii) 0.1818 shares of Quovadx Common Stock. The cash portion will be financed with available funds. As soon as practicable following the satisfaction or waiver of the conditions to the merger set forth in the Merger Agreement (including that there be validly tendered and not withdrawn prior to the expiration of the Offer at least 80 percent of the shares of CareScience Common Stock), Acquisition will merge with and into CareScience and CareScience will become a wholly owned subsidiary of Quovadx (such events constituting the “Merger”).

Schedule 13D	Page 5 of 8

As an inducement to Quovadx to enter into the Merger Agreement and in consideration thereof, certain shareholders of CareScience (collectively, the “Principal Stockholders”) entered into a Tender and Voting Agreement with Quovadx, a copy of which is attached hereto as Exhibit 2 (the “Tender and Voting Agreement”), whereby each Principal Stockholder agreed to tender all of the shares of CareScience Common Stock beneficially owned by such Shareholder in the Offer, and to vote all such shares of CareScience Common Stock in favor of adoption and approval of the Merger Agreement and approval of the Merger and certain related matters and against other business combination transactions involving CareScience. Quovadx did not pay additional consideration to any Principal Stockholder in connection with the execution and delivery of the Tender and Voting Agreement.

References to, and descriptions of, the Offer, the Merger, the Merger Agreement, and the Tender and Voting Agreement set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Tender and Voting Agreement included as Exhibits 1 and 2 to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 4: Purpose of Transaction

(a)-(b) As described in Item 3 above, this Statement relates to the acquisition of CareScience by Quovadx pursuant to a statutory merger of Acquisition, a wholly owned subsidiary of Quovadx, with and into CareScience, pursuant to which, at the effective time of the Merger, the separate existence of Acquisition will cease and CareScience will continue as the surviving corporation of the Merger and as a wholly owned subsidiary of Quovadx. By virtue of the Merger, each holder of outstanding shares of CareScience Common Stock will receive, in exchange for each share of Common Stock held by such holder, cash in the amount of $1.40 and 0.1818 shares of Quovadx Common Stock.

(c) Not applicable.

(d)  Pursuant to the Merger Agreement, upon the acceptance for payment of shares of CareScience Common Stock pursuant to the offer, and from time to time thereafter, if holders of at least 80% of the shares of CareScience Common Stock have been tendered in the offer, Quovadx shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the CareScience board of directors as will give Quovadx representation on the CareScience board of directors equal to the product of (1) the total number of directors on CareScience board of directors, giving effect to the election of additional directors, and (2) the percentage that the number of shares beneficially owned by Quovadx and Carlton Acquisition Corp. bears to the total number of shares of CareScience Common Stock outstanding. Upon the consummation of the Merger, the directors of the surviving corporation will be the directors of Acquisition immediately prior to the effective time of the Merger, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, the initial officers of the surviving corporation will be the officers of Acquisition immediately prior to the effective time of the Merger until their respective successors are duly appointed. Quovadx has appointed each of the directors and officers of Acquisition.

(e) Other than as a result of the Offer and Merger, not applicable.

(f) Not applicable.

(g)  Upon consummation of the Merger, the articles of incorporation of Acquisition in effect at immediately prior to the Merger shall be the articles of incorporation of the surviving corporation until amended in accordance with applicable laws, except that the name of the surviving corporation shall be “CareScience, Inc.” The bylaws of Acquisition in effect at the immediately prior to the Merger shall be the bylaws of the surviving corporation until amended in accordance with applicable laws.

Schedule 13D	Page 6 of 8

(h)-(i) Upon consummation of the Merger, CareScience Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and cease to be authorized to be quoted on the Nasdaq SmallCap Market.

(j)  Other than described above, Quovadx currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)- (j) of Schedule 13D, inclusive, although Quovadx reserves the right to develop such plans.

References to, and descriptions of, the Offer, the Merger, the Merger Agreement and the Tender and Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Tender and Voting Agreement included as Exhibits 1 and 2 to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

(a)	As a result of the Tender and Voting Agreement, Quovadx may be deemed to be the beneficial owner of at least 2,479,605 shares of CareScience Common Stock as of August 13, 2003. Such CareScience Common Stock constitutes approximately 18.64% of the issued and outstanding shares of CareScience Common Stock, based on the 13,291,461 shares of CareScience Common Stock outstanding as of August 13, 2003 (as represented by CareScience in the Merger Agreement described in Items 3 and 4 above) and assuming the issuance of 10,000 shares of CareScience Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of August 13, 2003.

(b)	Quovadx does not have sole voting power, sole dispositive power or shared dispositive power with respect to any shares of CareScience Common Stock. Quovadx, however, may be deemed to have shared voting power with respect to the foregoing shares of CareScience Common Stock and those matters described above. However, CareScience (a) is not entitled to any rights as a shareholder of CareScience as to the foregoing shares of CareScience Common Stock (other than as described herein) and (b) disclaims any beneficial ownership of the shares of CareScience Common Stock which are covered by the Tender and Voting Agreements.

To the knowledge of Quovadx, no person listed on Schedule A hereto has an equity or other ownership interest in CareScience.

Set forth on Schedule B hereto is the name of those shareholders of CareScience that have entered into the Tender and Voting Agreement with Quovadx, and to the knowledge of Quovadx, each of their respective residence or business address, present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted. To the knowledge of Quovadx, all of the individuals named on Schedule B hereto: (a) are citizens of the United States; (b) during the last five years have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (c) during the last five years have not been parties to any civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which proceeding being that such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	To the knowledge of Quovadx, no transactions in the class of securities reported on this Statement have been effected during the past 60 days by the persons named in response to Item 5(a) and Item 2.

(d)	To the knowledge of Quovadx, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Statement.

(e)	Not applicable.

Schedule 13D	Page 7 of 8

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the exhibits thereto, including the Tender and Voting Agreement, to the knowledge of Quovadx, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any person with respect to any securities of CareScience, including, but not limited to transfer or voting of any of the class of securities reported on this Statement, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

1.	Agreement and Plan of Merger, dated as of August 13, 2003, by and among Quovadx, Acquisition and CareScience.

2.	Tender and Voting Agreement dated as of August 13, 2003, by and between Quovadx and certain shareholders of CareScience set forth on Schedule B hereto.

Schedule 13D	Page 8 of 8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUOVADX, INC.

August 20, 2003

Date

/s/ Linda K. Wackwitz

Signature

Linda K. Wackwitz, Executive Vice President and General Counsel

Name/Title

CARLTON ACQUISITION CORP.

August 20, 2003

Date

/s/ Linda K. Wackwitz

Signature

Linda K. Wackwitz, Secretary

Name/Title

Schedule 13D	Page 1 of 3

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF
QUOVADX, INC.

          The following table sets forth the name, residence or business address and present principal occupation or employment of each executive officer and director of Quovadx. Except as otherwise indicated below, the business address of each person set forth below is: c/o Quovadx, Inc., 6400 S. Fiddler’s Green Circle, Suite 1000, Englewood, Colorado, 80111. Each of the following persons is a citizen of the United States.

Name of Executive Officer	Title and Present Principal Occupation

Lorine R. Sweeney	Director, President and Chief Operating Officer

Afshin Cangarlu	Chief Operating Officer

Deborah L. Dean	Executive Vice President of Product Management

David E. Nesvisky	Executive Vice President of Sales

Gary T. Scherping	Executive Vice President of Finance and Chief Financial Officer

Ann C. Ting	Executive Vice President and Chief Technology Officer

Linda K. Wackwitz	Executive Vice President, General Counsel and Assistant Secretary

Name and Address of Director	Title and Present Principal Occupation

Lorine R. Sweeney	Director, President and Chief Executive Officer, Quovadx

Fred L. Brown	Director, Quovadx; President and Chief Executive Officer,
Northern Arizona Healthcare	Northern Arizona Healthcare, a public benefit healthcare
1200 N. Beaver Street	system.
Flagstaff, Arizona, 86001

Charles J. Roesslein	Director, Quovadx; Retired Officer of SBC Communications, Inc.

J. Andrew Cowherd	Director, Quovadx; Managing Member of the general partner
Atlantic Medical Management, LLC	of Atlantic Medical Capital, L.P., a private investment fund
156 West 56th Street, Suite 1605	dedicated to making investments in healthcare companies, and
New York, NY 10019-3800	a Member of Atlantic Medical Management, LLC, which is
the management services company of Atlantic Medical Capital, L.P.

James B. Hoover	Director, Quovadx; Managing Member of DCP I, L.L.C.,
Dauphin Capital Partners	which is the general partner of Dauphin Capital Partners I,
108 Forest Avenue	L.P., a healthcare venture capital firm founded in June 1998.
Locust Valley, NY 11560

James A. Gilbert LiveOak Equity Partners 2500 NorthWinds Parkway, Suite 325 Alpharetta, GA 30004	Director, Quovadx; Managing Partner of LiveOak Equity Partners, L.P., a venture capital fund focusing on the information technology and healthcare industries.

Jeffrey M. Krauss Psilos Group Managers, LLC 625 Avenue of the Americas, 4th Floor New York, NY 10011	Chairman, Quovadx; Managing Member of Psilos Group.
Managers, LLC, a New York based venture capital firm, and a
Managing Member of the general partner of Psilos Group
Partners I, LP, Psilos Group Partners II, LP, and Psilos Group
Partners II SBIC, LP, each a venture capital partnership.

DIRECTORS AND EXECUTIVE OFFICERS OF
CARLTON ACQUISITION CORP.

           The following table sets forth the name, residence or business address and present principal occupation or employment of each executive officer and director of Carlton Acquisition Corp. Except as otherwise indicated below, the business address of each person set forth below is: c/o Quovadx, Inc., 6400 S. Fiddler’s Green Circle, Suite 1000, Englewood, Colorado, 80111. Each of the following persons is a citizen of the United States.

Name of Director and Executive Officers	Title and Present Principal Occupation

Lorine R. Sweeney	Director and President, Carlton Acquisition Corp.; Director, President and Chief Executive Officer, Quovadx

Gary T. Scherping	Vice President, Carlton Acquisition Corp.; Executive Vice President of Finance and Chief Financial Officer, Quovadx

Linda K. Wackwitz	Secretary, Carlton Acquisition Corp.; Executive Vice President, General Counsel and Assistant Secretary, Quovadx

Schedule 13D	Page 3 of 3

SCHEDULE B

SHAREHOLDERS OF CARESCIENCE, INC. THAT ARE
PARTY TO A TENDER AND VOTING AGREEMENT WITH QUOVADX, INC.

          The following table sets forth the name of each Shareholder of CareScience that has entered into a Tender and Voting Agreement with Quovadx in connection with the Merger Agreement, and the aggregate number of shares of CareScience Common Stock beneficially owned by each such Shareholder as of August 13, 2003. Except as otherwise indicated below, the business address of each Shareholder set forth below is: HealthTech, 524 Second Street, Second Floor, San Francisco, California, 94107.

Stockholder Party to Voting Agreement	Shares Beneficially Owned

David J. Brailer	1,733,096	(1)
Irrevocable Generation Skipping Trust (Family Trust) of David J. Brailer, Dated June 1, 2000	360,789
Grantor Retained Annuity Trust of David J Brailer, Grantor and David J. Brailer and J.P Morgan Trust Co., N.A., Trustees Dated March 19, 2003	372,920
Matthew F. Rhoa, as Custodian for Preston Rhoa Brailer under the Pennsylvania Uniform Transfers to Minors Act	12,800

(1)	Includes 1,723,096 outstanding shares of CareScience Common Stock, and 10,000 shares of CareScience Common Stock issuable upon the exercise of options to purchase CareScience Common Stock which are exercisable within 60 days of August 13, 2003.